Exhibit 99.1

JinkoSolar’s Subsidiary Jiangxi Jinko signs Equity Transfer Agreement for disposal of its 100% equity interest in Xinjiang Jinko

SHANGRAO, China, May 24, 2023 /PRNewswire/ --  JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that its majority-owned principal operating subsidiary, Jinko Solar Co., Ltd. (“Jiangxi Jinko”), has entered into an equity transfer agreement (the “Agreement”) with Ziyang Major Industry Equity Investment Fund Partnership (Limited Partnership) and Mr. Shihong Dong (the “Acquirors”), pursuant to which Jiangxi Jinko agrees to sell its 100% equity interest in Xinjiang Jinko Solar Co., Ltd. (“Xinjiang Jinko”), a wholly-owned subsidiary of Jiangxi Jinko, at a consideration of RMB4.3 billion (the “Disposal”) to the Acquirors. Upon completion of the Disposal, Jiangxi Jinko will no longer hold any equity interest in Xinjiang Jinko. The Agreement has been negotiated on an arm’s length basis and on normal commercial terms. The Disposal is expected to reduce Jiangxi Jinko’s operational costs, improve its production efficiency and optimize its facility mix. The Disposal is subject to customary closing conditions, including obtaining the requisite antitrust regulatory approval and payment of the consideration.

JinkoSolar currently owns approximately 58.62% equity interest in Jiangxi Jinko.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had 14 productions facilities globally, 24 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and global sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of March 31, 2023.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5180-8777 ext.7806
Email: ir@jinkosolar.com

Mr. Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp
Christensen, Scottsdale, Arizona
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com